

10035828

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67406

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 AND ENDING 12/31/2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: HAMPTON HEDGE FUND MARKETING LLC
Hampton Fund Marketing, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2605 GENEVA HILL COURT
(No. and Street)

OAKTON VA 22124
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KERICH, JAMES EDWARD
(Name – *if individual, state last, first, middle name*)

26501 RIDGE ROAD DAMASCUS MD 20872
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/12

OATH OR AFFIRMATION

I, DOUGLAS H. MCGREGOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMPTON HEDGE FUND MARKETING, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MAI HUONG THI QUACH
REGISTRATION # 360974
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES OCTOBER 31, 2013

Signature

President
Title

Notary Public

Subscribed and sworn to before me, in my presence, this 19 day of Feb 2010, a Notary Public in and for the Commonwealth of Virginia

Notary Public

My commission expires 10 31 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMPTON HEDGE FUND MARKETING LLC

FINANCIAL STATEMENTS

FOR THE YEAR
ENDED DECEMBER 31, 2009

HAMPTON HEDGE FUND MARKETING LLC

CONTENTS



JAMES E. KERICH
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Member of
Hampton Hedge Fund Marketing, LLC

I have audited the accompanying statement of financial condition of Hampton Hedge Fund Marketing, LLC (the "Company"), as of December 31, 2009 and the related statements of income, changes in member's equity, and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Hampton Hedge Fund Marketing, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.



Damascus, MD
February 23, 2010

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

HAMPTON HEDGE FUND MARKETING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and Cash Equivalents	$ 28,495
Pension Asset	178,768
TOTAL ASSETS	$ 207,263

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses payable	$ 13,465
MEMBER'S EQUITY	193,798
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 207,263

See accompanying notes and auditors' report

HAMPTON HEDGE FUND MARKETING LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE		
Fee income		$ 422,893
Interest income		1
TOTAL REVENUE		422,894
EXPENSES		
Commission expense	$ 110,521	
Professional fees	33,374	
Insurance expense	20,453	
Telephone	10,370	
Regulatory fees	9,266	
Office Rent	8,100	
Pension Expenses	7,371	
Taxes, other than on income	2,615	
Travel and entertainment	1,740	
Office Expense	135	
TOTAL EXPENSES		203,945
NET INCOME		$ 218,949

See accompanying notes and auditors' report

HAMPTON HEDGE FUND MARKETING LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

Member's equity - January 1, 2009	$ 460,055
Net income	218,949
Capital Withdrawals	(485,206)
Member's equity - December 31, 2009	$ 193,798

See accompanying notes and auditors' report

HAMPTON HEDGE FUND MARKETING LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 218,949
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in operating assets:		
Pension Asset	237,371	
Increase in operating liabilities:		
Accrued expenses payable	1,672	
TOTAL ADJUSTMENTS		239,043
NET CASH PROVIDED BY OPERATING ACTIVITIES		457,992
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital withdrawals	(485,206)	
NET CASH USED FOR FINANCING ACTIVITIES		(485,206)
NET DECREASE IN CASH		(27,214)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		55,709
CASH AT END OF YEAR		$ 28,495

See accompanying notes and auditors' report

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Hampton Hedge Fund Marketing, LLC (the "Company") began doing business as a registered broker-dealer with the Securities and Exchange Commission in January 2007. The principal source of the Company's income is generated from the private placement of securities. In this capacity, the firm places assets with investment managers for its qualified individual and institutional customers.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

Basis of Accounting

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. Advisory Fee income is recognized as earned, taking into consideration the terms of contractual arrangements and the period in which services are rendered.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

In accordance with GAAP, management implemented Statement of Financial Accounting Standards No. 157 ("ASC 820") (Valuation of Investments in Securities and Securities Sold Short at Fair Value – Definition and Hierarchy) and has determined that it bears no material effect on the financial statements as presented.

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows

For purpose of reporting cash flows, the Company considers cash and cash equivalents as those amounts which are not subject to restrictions or penalties and have an original maturity of three months or less.

NOTE B - INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their tax returns.

NOTE C - MAJOR CUSTOMER

Substantially all of the Company's advisory fee income comes from one customer.

NOTE D – ADVERTISING COSTS

The Company expenses advertising costs as they are incurred. The company did not incur any advertising expenses for the year ended December 31, 2009.

NOTE E – RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2009, the Company had net capital of $15,030, which exceeded the minimum requirement of $5,000 by $10,030. The Company's ratio of aggregate indebtedness to net capital ratio was .9 to 1.

NOTE H - DEFINED BENEFIT PENSION

The Company sponsors a qualified, noncontributory defined-benefit retirement plan covering substantially all of its employees. The benefits are based on each employee's years of service up to a maximum of 10 years and the highest average compensation received during any 3 consecutive years. An employee becomes fully vested upon completion of 5 years of qualifying service. It is the policy of the Company to fund an amount to the pension plan each year that will maximize it's deduction for federal income tax purposes.

The company uses a December 31 measurement date for its plans. The following tables provide information about changes in the benefit obligation and plan assets and the funded status of the Company's pension benefit plan:

Projected benefit obligation	($ 696,067)
Fair value of plan assets	306,353
Funded status	($ 389,714)
Employer Contributions	$ 0
Participant Contributions	0
Benefits Paid	0

Amounts recognized in the statement of financial condition consist of:

Prepaid benefit costs	$ 153,337

The accumulated benefit obligation for defined benefit pension plan was $909,541 at December 31, 2009. The net periodic benefit costs recognized for 2009 were $255,431.

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

NOTE H - DEFINED BENEFIT PENSION (Continued)

Assumptions

The company used a weighted average discount rate of 5.0% and an expected return on plan assets of 5.0% to determine benefit obligations and net periodic benefit cost at and for the year ended December 31, 2009.

The Company's expected rate of return on plan assets is determined by the plan assets' historical long-term investment performance, current asset allocation, and estimates of future long-term returns by asset class.

Plan Assets

The Company's pension plan weighted-average asset allocations at December 31, 2009 by asset category are as follows:

Asset Category	
Hedge Funds	48%
Equity Securities	19
Unsecured Debt	33
Total	100%

The Company's investment strategy is to provide a modest return (5 – 10%) per year by investing in stocks, bonds, cash and hedge fund instruments. The Company attempts to mitigate investment risk by providing a diversified pool of assets with little correlation to major stock indices.

No plan assets are expected to be returned to the Company during 2010. The Plan divested $230,000 to plan beneficiaries during 2009 due to economic hardship withdrawals of which $100,000 will be repaid. The money is held by the plan as unsecured debt.

Cash Flows

The Company's contribution to the pension plan is discretionary and currently has not determined an amount, if any, to be funded to the plan for 2010. Total benefit payments of $194,463 are expected to be paid beginning in the year 2030.

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net